February 6, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:         GeoPark Limited
Registration Statement on Form F-1 (File No. 333-191068)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, acting on behalf of ourselves and the several underwriters, hereby join in the request of GeoPark Limited (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-191068) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common shares, par value $0.001 per share, so that the Registration Statement may be declared effective at 4:00 PM Eastern time, on February 6, 2014, or as soon thereafter as practicable. We confirm that the underwriters are aware of their obligations under the Securities Act.

In connection with the foregoing and pursuant to Rule 460 under the Securities Act, please be advised that the underwriters have distributed approximately 1,000 copies of the preliminary prospectus dated January 21, 2014, through the date hereof, to underwriters, dealers, institutions and others.

We hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Remainder of the page intentionally left blank)

Very truly yours,

J.P. Morgan Securities LLC

Acting on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:     /s/ Fernando Szterling
Name: Fernando Szterling
Title: Vice-President